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                              October 14, 2022

       Victor Hoo
       Chief Executive Officer
       VCI Global Limited
       B03-C-8 Menara 3A
       KL Eco City, No. 3 Jalan Bangsar
       59200 Kuala Lumpur

                                                        Re: VCI Global Limited
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted September
29, 2022
                                                            CIK No. 0001930510

       Dear Victor Hoo:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form F-1

       Prospectus Summary
       Minority Investments, page 7

   1. We note your revised disclosure here and on page 64 of the business section that you make investments in
clients "[i]n order to enhance [y]our consulting relationships with
                                                        [y]our clients." Please
disclose in both places how such investments enhance the
                                                        consulting
relationships. In addition, on page 7, please correct the cross-reference to the disclosure in the
business section, as such disclosure is under the heading "Minority
                                                        Investments," not
"Minority Interests."
 Victor Hoo
VCI Global Limited
October 14, 2022
Page 2
Use of Proceeds, page 31

2. We note your disclosure that you intend to use the net proceeds from this offering in part for "specific industry-focused acquisition." Please expand your disclosure to identify whether you intend to acquire assets or businesses and include the information required under Item 3(C)(2) or Item 3(C)(3) of Form 20-F, as applicable.
General

3. We note your amended disclosure in response to comment 2. As part of your analysis under section 3(b)(1), please supplementally provide additional detail about your historical development as it relates to investing in investment securities. For example, you
      note that    [i]n some cases, VCK, the Company or one of the Company   s
other subsidiaries
      has made investments in its clients which are incidental to and in support of its
      consultancy work.    Other than with respect to TGL, please explain the
circumstances that
      have led you to make such an investment in the past. Please clarify how often such an investment occurs and how often it does not occur (i.e., please include in your description whether there are examples where consulting clients do not also become investment opportunities). Please clarify at what point you have typically exited your investments in the past and why. Please clarify who at the company typically makes decisions about whether to make such investments. With respect to the investment in TGL, please clarify what you hope to achieve with your investment in TGL. Finally, please clarify whether you intend to make any changes in the future with the goal of reducing the percent of your investment securities in order to be in line with the limit in section 3(a)(1)(C). If so, please explain.
       You may contact Blaise Rhodes at 202-551-3774 or Angela Lumley at 202-551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Dietrich King at 202-551-8071 with any other questions.



                                                           Sincerely,
FirstName LastNameVictor Hoo
                                                           Division of
Corporation Finance
Comapany NameVCI Global Limited
                                                           Office of Trade &
Services
October 14, 2022 Page 2
cc:       Jeffrey P. Wofford, Esq.
FirstName LastName